Cloudastructure, Inc.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2018 and 2017



INDEPENDENT AUDITOR'S REPORT

October 24, 2019

To: Board of Directors, Cloudastructure, Inc.
        Attn: Rick Bentley

Re: 2018-2017 Financial Statement Audit

We have audited the accompanying consolidated financial statements of Cloudastructure, Inc. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, stockholders' equity, and cash flows for the calendar periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations, shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Cloudastructure, Inc.
BALANCE SHEET
As of December 31, 2018 and 2017
See accompanying Accountant's Audit Report and Notes to the Financial Statements
Amounts in thousands

	2018	2017
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 8	$ 11
Accounts receivable	33	51
Prepaid expenses	0	3
Total Current Assets	41	66
Non-Current Assets		
Fixed assets, net	0	1
TOTAL ASSETS	41	67
LIABILITIES AND SHAREHOLDERS' CAPITAL		
Liabilities		
Current Liabilities		
Accounts payable	103	108
Accrued expenses	122	1,228
Deferred revenue	23	17
Interest payable	301	231
Sales tax payable	1	1
Total Current Liabilities	551	1,586
Non-Current Liabilities		
Convertible notes (See **Note 5**)	1,392	1,220
Other non-current liabilities	0	0
TOTAL LIABILITIES	1,943	2,806
Shareholders' Equity		
Common stock (200,000,000 shares authorized, 107,000,000 shares issued and outstanding)	0	0
Accumulated equity (deficit)	(1,902)	(2,738)
TOTAL SHAREHOLDERS' CAPITAL	(1,902)	(2,738)
TOTAL LIABILITIES AND SHAREHOLDERS' CAPITAL	41	67


Cloudastructure, Inc.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2018 and 2017

See accompanying Accountant's Audit Report and Notes to the Financial Statements
Amounts in thousands


		2018		**2017**
Revenues, net	$	130	$	184
Cost of goods sold		(10)		(68)
Gross Profit		120		116
Operating Expenses:				
General and administrative		300		565
Sales and marketing		0		30
Total Operating Expenses		300		595
Other Income/(Loss):				
Depreciation and Amortization		(1)		(1)
Interest Expense		(70)		(55)
Other Income/(Expense) (See **Note 6**)		1,088		(2)
Net Income (Loss)		837		(538)

Cloudastructure, Inc.
STATEMENT OF OWNERS' CAPITAL
Calendar years ended December 31, 2018 and 2017
See accompanying Accountant's Audit Report and Notes to the Financial Statements
Amounts in thousands, except share numbers

	Common Stock		Accumulated Equity (Deficit)	Total Members' Capital (Deficit)
	# Shares	Amount		
Balance as of January 1, 2017	**107,000,000**	**0**	**2,200**	**2,200**
Net Loss			(538)	(538)
Balance as of December 31, 2017	**107,000,000**	**0**	**(2,738)**	**(2,738)**
Net Loss			837	837
Balance as of December 31, 2018	**107,000,000**	**0**	**(1,902)**	**(1,902)**


Cloudastructure, Inc.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2018 and 2017
See accompanying Accountant's Audit Report and Notes to the Financial Statements
Amounts in thousands


	2018	2017
Cash Flows From Operating Activities		
Net income (Loss)	$ 837	$ (538)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1	1
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	21	(31)
(Increase) Decrease in prepaid expenses	3	(3)
Increase (Decrease) in accounts payable	(5)	(4)
Increase (Decrease) in sales tax payable	0	0
Increase (Decrease) in other current liabilities	(859)	303
Prior period adjustment to retained earnings	0	(36)
Net Cash Used In Operating Activities	(3)	(308)
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Adjustment to long-term borrowings	0	0
Net Cash Provided By Financing Activities	0	0
Net Change In Cash	(3)	(308)
Cash at Beginning of Period	11	319
Cash at End of Period	8	11

Cloudastructure, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2018 and 2017
See accompanying Accountant's Audit Report

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Since Inception, the Company has relied on raising convertible loans to fund its business. As of December 31, 2018, the Company had working capital of $41,466 but could incur losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9 below), capital contributions investors and funds from revenue producing activities if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2018 and 2017, the Company had $8,498 and $11,414 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed

to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of December 31, 2018 and 2017, the Company had $32,574 and $51,399 in accounts receivable, respectively. Based on the creditworthiness of its customers and the history of collections, the Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018 and 2017, the Company maintained very little fixed assets.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant

uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2017. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2017, FASB issued ASU No. 2017-15, "Statement of Cash Flows (Topic 230)." ASU 2017-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016, 2017, and 2018, will remain subject to review by that State until 2020, 2021, and 2022, respectively.

The Company is obligated to collect and remit sales taxes on certain sales made within or shipped to end users in the State of California. The Company's sales tax filings for the State of California are generally subject to review by that State for three years after the date filed.

NOTE 4 – INVENTORY

The Company possesses a nominal amount of inventory that has become technologically obsolete. Thus, no net book amount has been recorded in the financial statements for this obsolete inventory.

NOTE 5 – CONVERTIBLE NOTES

In 2018 and prior years, the Company issued convertible notes in exchange for cash for the purpose of funding continuing operations (the "Notes"). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company.

NOTE 6 – OTHER INCOME

In 2018, the Company realized a gain of $1,088,030 pertaining to the forgiveness of unpaid compensation owed to an officer, Rick Bentley, of the Company. This unpaid compensation had been previously categorized as an accrued expense in 2017. The officer has irrevocably and without condition relinquished all rights to collect any of that forgiven unpaid compensation. As of December 31, 2018, the officer is still owed $120,000 of unpaid compensation which is categorized as accrued expenses.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved in or aware of threats of any litigation.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation several years ago and incurred a cumulative loss for the period from inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Successful Crowdfunded Offering
The Company offered approximately $380,000 worth of Simple Agreements for Future Equity ("SAFEs") (the "Republic Crowdfunded Offering"). The Republic Crowdfunded Offering was made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was paid for its services with a six percent commission fee and a SAFE equivalent to two percent of the securities issued in this offering.

Anticipated Crowdfunded Offering
The Company is planning to again raise capital of up to $1,070,000 through the issuance of securities in an offering exempt from registration under Regulation CF ("Anticipated Crowdfunded Offering"). The Anticipated Crowdfunded Offering will be made through Wefunder and Wefunder will be compensated for its services under customary terms.

Management's Evaluation
Management has evaluated subsequent events through October 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.